UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2017

Commission File Number: 001-38067

Verona Pharma plc

(Exact Name of Registrant as Specified in Its Charter)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 7, 2017, Verona Pharma plc issued its interim results for the nine months ended September 30, 2017 (the “Interim Results”).

The Interim Results are furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Verona Pharma plc Interim Results for the Nine Months Ended September 30, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: November 9, 2017	By:	/s/ Jan-Anders Karlsson
		Name:	Jan-Anders Karlsson, Ph.D.
		Title:	Chief Executive Officer

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